NEW FRONTIER MEDIA TO BE ACQUIRED BY LFP BROADCASTING FOR $2.02 PER SHARE IN CASH PLUS A CONTINGENT CASH PAYMENT RIGHT

Transaction Represents 79% Premium Based on Closing Stock Price Prior to Unsolicited Offer

BOULDER, COLORADO and LOS ANGELES, CA – October 15, 2012 – New Frontier Media, Inc. (NasdaqGS: NOOF), a leading provider of transactional television services and distributor of general motion picture entertainment, today announced that the Company has signed a definitive agreement to be acquired by LFP Broadcasting, LLC, an affiliate of L.F.P., Inc., the company founded and headed up by Larry Flynt, for $2.02 per common share in cash up front, or approximately $33 million, plus a contingent cash payment right for each common share. The acquisition price represents approximately a 79% premium to New Frontier Media’s closing stock price on March 8, 2012, the day before New Frontier Media received a publicly-announced unsolicited acquisition proposal. The acquisition is expected to close during the fourth quarter of 2012.

The announcement follows a comprehensive review of strategic alternatives to maximize shareholder value undertaken by the special committee of independent members of New Frontier Media’s Board of Directors. Earlier this year, after receiving unsolicited expressions of interest, New Frontier Media formed a special committee and retained financial and legal advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that New Frontier Media’s shareholders tender their shares in the tender offer.

The New Frontier Media Board of Directors issued the following statement commenting on the announcement: “This announcement represents a very positive outcome for our shareholders, who will receive complete liquidity for their shares at a very significant premium. We also believe that this transaction with LFP Broadcasting creates a great opportunity for our organization, cable television partners and customers as two of the premier adult media broadcasting companies join forces.”

“The acquisition of New Frontier Media fits perfectly with our strategic plan for the growth of our company,” said LFP President Michael H. Klein. “The addition of these assets to our portfolio strengthens us significantly moving forward.”

Under the terms of the agreement, an affiliate of LFP Broadcasting will commence a cash tender offer for all issued and outstanding shares of New Frontier Media common stock at $2.02 per share, without interest. New Frontier Media shareholders may also be entitled to receive additional contingent cash payments, not to exceed $0.06 per common share, tied to the extent to which New Frontier Media’s available cash balance at the closing of the tender offer, less unpaid transaction expenses, exceeds $11,514,000.

The merger agreement requires that the tender offer commence within 10 business days of October 15, 2012. The tender offer will expire at midnight Eastern Time on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC).  The consummation of the tender offer is subject to the satisfaction or waiver of certain conditions, including: (i) a majority of outstanding New Frontier Media shares on a fully diluted basis having been tendered into the offer and not validly withdrawn, (ii) there not having been a material adverse change with respect to New Frontier Media, (iii) New Frontier Media having not less than $11,514,000 in cash, and (iv) other customary conditions. The tender offer is not subject to a financing condition.

The tender offer, if successful, will be followed by a second-step merger in which any shares of New Frontier Media not tendered into the offer will be converted into the right to receive the same per share consideration paid to New Frontier Media shareholders in the tender offer, subject to shareholders’ dissenters’ rights under Colorado law. As a result of the transaction, New Frontier Media’s common stock would no longer be publicly-owned or traded on the NASDAQ market. Further details will be provided in filings with the SEC.

Avondale Partners LLC is acting as exclusive financial advisor to the Special Committee of the Board of Directors of New Frontier Media in connection with its review of strategic alternatives and the transaction and has rendered a fairness opinion to the Special Committee in connection with the transaction. Alston + Bird LLP is acting as legal advisor to the Special Committee.  Holland & Hart LLP is acting as legal advisor to the Company.

Lipsitz Green Scime Cambria LLP and Dinsmore & Shohl LLP are acting as legal advisors to LFP Broadcasting in connection with the transaction.

About New Frontier Media, Inc.

New Frontier Media, Inc. is a provider of transactional television services and a distributor of general motion picture entertainment. Our Transactional TV segment distributes adult content to cable and satellite providers who then distribute the content to retail consumers via video-on-demand (VOD) and pay-per-view (PPV) technology. Programming originates from our state of the art digital broadcast infrastructure in Boulder, Colorado.  We obtain our programming primarily by licensing content distribution rights from movie studios, and we distribute new and unique programming in order to provide consumers with an exceptional viewing experience.

Our Film Production segment is a distributor of mainstream and erotic films.  The films are distributed to cable and satellite operators, premium movie channel providers and other content distributors.  We act as a sales agent for mainstream films and produce erotic films.  The segment also periodically provides contract film production services to major Hollywood studios.

We are headquartered in Boulder, Colorado, and our common stock is listed on the Nasdaq Global Select Market under the symbol "NOOF." For more information about New Frontier Media, Inc., contact Grant Williams, Chief Financial Officer, at (303) 444-0900, extension 2185, and please visit our web site at http://www.noof.com.

About L.F.P. Inc.

L.F.P. Inc. markets the HUSTLER® brand through a wide range of media properties and licensing initiatives. LFP maintains strong businesses in broadcasting, publishing, retail, internet, mobile, apparel, novelties, clubs and video, and owns the prominent HUSTLER Casino.  HUSTLER TV, now available in over 55 countries, has exclusive broadcasting rights to a large number of top studios.

 Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on the Company’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in the Company’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 and Current Reports on Form 8-K filed from time to time by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement.

Important Information About the Tender Offer

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of New Frontier Media, Inc., a Colorado corporation (“New Frontier Media”). The solicitation and the offer to buy shares of New Frontier Media common stock will be made only pursuant to an offer to purchase and related materials that are filed with the Securities and Exchange Commission. Flynt Broadcast, Inc., a Colorado corporation and a wholly owned subsidiary of LFP Broadcasting, LLC (“Merger Sub”), has not commenced the tender offer for shares of New Frontier Media common stock described in this communication.

Upon commencement of the tender offer, LFP Broadcasting and Merger Sub will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Following commencement of the tender offer, New Frontier Media will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from New Frontier Media by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.

In connection with the proposed transactions contemplated by the definitive agreement between LFP Broadcasting and New Frontier Media, New Frontier Media and its directors, executive officers and other employees may be deemed to be participants in any solicitation of New Frontier Media shareholders in connection with such proposed transactions. Information about New Frontier Media’s directors and executive officers is available in New Frontier Media’s proxy statement for its 2012 annual meeting of shareholders, as filed with the SEC on September 21, 2012 and will be available in New Frontier Media’s solicitation/recommendation statement on Schedule 14D-9.

New Frontier Investor Contacts:

New Frontier Media Contacts:

Grant Williams

Andrew Cole / Jonathan Doorley

Chief Financial Officer

Sard Verbinnen & Co

(303) 444-0900 x 2185

(212) 687-8080

gwilliams@noof.com

jdoorley@sardverb.com

OR

Scott Winter

Innisfree M&A Incorporated

(212) 750-5833

swinter@innisfreema.com

LFP Broadcasting Media Contacts:

Arthur Sando

(323) 651-5400

asando@lfp.com

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